February 8, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. Christopher Owings, Assistant Director
Ms. Anita Karu, Attorney Advisor
Re:	Comment Letter dated January 13, 2006
File No. 0-51484 Fortune Oil & Gas, Inc. Registration Statement on Form 10-SB Amendment No. 3 Form 10-QSB / A

Dear Mr. Owings:

On behalf of Fortune Oil & Gas, Inc. (the Company), we enclose for filing Amendment No. 3 the the above referenced Registration Statement (the “Registration Statement”). The Registration Statement was originally filed with the Commission August 8, 2005.

Amendment No 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission in their letter dated January 13, 2006. Set forth below is the Company’s response to Staff’s comments. References in this letter to “we”, “our” or “us” mean the Company or it’s advisors, as the context may require. Clean and marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff. Clean and marked copies of Form 10-QSB are also being provided supplementally for the convenience of the Staff.

1. Liquidity and Capital Resources, page 28, 29. We note your response to comment 5 of our letter dated November 3, 2005. You have indicated that you expect to have sufficient liquidity to meet cash requirements in the near term. Please clarify such statements to specify whether your cash requirements include your substantial short-term obligations that exist as of September 30, 2005. In this regard, we note that Camar Resources Canada, Inc. (“CRC”) has been paying such obligations on your behalf.

Our reference herein did include our “substantial short term obligations that existed at December 30, 2004 and continue to exist as at September 30, 2005” but for greater clarity, related specifically to meeting ongoing current obligations related to the operation of the Joint Venture and secondly, to current operating obligations of IPR(J)L. These current obligations of IPR(J)L include costs typical of operations such as rent of space, communications and payroll. Management’s plan continues to be that prior liabilities, those in existence at December 31, 2004, would be extinguished from our portion of production once that is achieved, however, as Staff have noted, CRC has been paying such obligations on our behalf.

 1. Liquidity and Capital Resources, page 28, 29 (the second portion of your comment). Please also discuss the expected impact of your ongoing dispute with CRC as it relates to lost production and your expected cash flows from the joint venture. Further, please discuss your ability to raise additional capital in the event of continuing delays in oil production from the joint venture.

Lost production cannot be recouped and will result in anticipated cash flow from the joint venture being postponed. The company will have no cash flow until production resumes. So long as CRC continues to delay the chartering of an FSO which translates into delaying production, the funds advanced by the Company to the Joint Venture will be consumed by the end of the second if not the first Quarter of 2006. The Company expects a favorable impact on production with respect to our ongoing dispute with CRC. (Please refer to page 5, paragraph 1 Amendment 3 Form 10-SB which states in part…The Court’s order also states, among other things, that CRC shall proceed expeditiously to bring the Camar Oil Filed “on stream” ).

As previously reported shareholders of the Company continue to provide advances to fund operations. The Company continues its efforts to raise capital by other means. These efforts are contingent upon achieving production and as such will be handicapped should this not occur.

Note 3 Summary of significant Accounting Policies Pg. F-8

2. Please tell us if you recognized a pro rata portion of your cumulative translation adjustments in measuring the gain on sale of your investment in Bawean PSC.

We did not recognize a pro-rata portion of the cumulative translation adjustment in measuring the gain on sale of our investment as such recognition should not occur as the translation adjustment arises from our Canadian operations which are of an administrative nature. The US dollar is the functional currency of our Indonesian Operations and also that of our Joint Venture participant. With the exception of the Canadian operations, all ledgers and accounts are stated in US dollars.

3. We note that your calculation of diluted shares outstanding includes all 2.8 million options that were outstanding as of September 30, 2005. The dilutive effect of outstanding options should be reflected in diluted EPS by applications of the treasury stock method.

We supplementally inform Staff that we have used an improper method to determine EPS and have now revised our presentation to conform to the Treasury stock method. The revised EPS information is attached as exhibit 11 and replaces the Amendment 2 Form 10-SB

Note 8. Sale of Oil Rights, page F-16

4. We have reviewed your response to comment number 8 of our letter dated November 3, 2005 along with your revised disclosures included in Notes 8, 12, and 16 of your Consolidated Financial Statements. It appears that CRC has filed a claim seeking damages for their inability to proceed with oil production as a consequence of your failure to settle the VAT owed to the Indonesian government. We also note that CRC has also asserted that your ownership percentage has been diluted as a result of your failure to reimburse CRC for trade debts settled on your behalf. Given the status of your joint venture and your various disputes with CRC, please explain to us why the gain recognized on the sale of the PSC should not be deferred pending the outcome of your disputes with CRC.

The sale is a completed transaction. There is no foreseeable event, of a litigious nature or otherwise, which would impact the transaction as recorded, to render the current presentation to be in error or cause us to restate the transaction as currently presented.

Form 10-Q for the fiscal Quarter Ended September 30, 2005

Item 4- Controls And Procedures, page 45
5. We note that the Item 307 conclusion of effectiveness your provide at the end of the first paragraph specifies only part of the definition of disclosure controls and procedures set forth in Rules 13a-15(e) or 15d-15(e). Please revise to state if accurate, that your principal executive officer and principal financial officer also conclude that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file of submit under the Securities Exchange Act is accumulated and communicated to our management, including the principal executive officer and principal financial officer or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Alternatively, rather than providing a definition, please cite only to the applicable rules.

5.We will amend the paragraph of our filing to insert the following:

that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including the principal executive officer and principal financial officer or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

6. We note in the third paragraph of your item 308(c) disclosure that there have been no changes in internal control over financial reporting. However, the second paragraph appears to contradict this statement. Namely, the second paragraph discusses changes you have made to your internal controls. Please revise or advise. In addition, with respect to that second paragraph, to the extent it does represent a material change to your internal controls and procedures, please revise to provide more information about the change including what enhancements have been made and when, who was hired and what his engagement terms are, etc.

With respect to point 6 item 308(c), third paragraph, we would like to reaffirm that there have been no changes in internal controls that will have a “material” affect or are reasonably likely to have a “material” affect on financial reporting.

With respect to point 6 item 308(c), second paragraph, we advise that the changes reported in the second paragraph relate to enhancements relative to disclosure controls and procedures and not internal controls per se. In addition, because these changes will not and are not likely to have a material effect on disclosure controls and procedures, we have deleted this second paragraph from the document.

We also clarify that our internal controls and procedures over financial reporting are in a current state of evaluation and as such we have not yet completed our assessment nor have we forwarded our findings to our Auditors or Audit Committee.

Item 6. Exhibits and Reports of form 8-K, page 48

7. We note that these certifications do not correspond to the language set forth in Item 601(b)(31). Please be aware that you may not deviate from the form of certification set forth in the Item. To the extent that you must provide any clarifying disclosure with respect to matters covered by the certification, you should do so in the body of the 10-QSB itself. Please amend to provide the current certifications required by Item 601(b)(31). As the certifications relate to the entire periodic report, compliance with this comment requires that you refile your Form 10-QSB in its entirety with the correct certifications.

7.	The Company will resubmit Form 10-QSB and provide the requested certifications.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at 1- (604) 531-0385, or by facsimile at 1-(604) 531-0387

Very truly yours,
FORTUNE OIL AND GAS, INC.

James Wensveen
Chief Executive Officer